2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd acquire Swedish Depository Receipts in Lundin Mining
- Acquire 840,000 Swedish Depository Receipts

November 30, 2005 (TSX: LUN; O -List Stockholmsbörsen: LUMI)

Lorito Holdings Ltd. ("Lorito") and Zebra Holdings and Investments Ltd. ("Zebra") have informed Lundin Mining Corporation ("Lundin Mining" or "the Company") that they have acquired Swedish Depository Receipts ("SDRs") in Lundin Mining. Lorito has acquired 420,000 SDRs in Lundin Mining and Zebra has acquired 420,000 SDRs in the Company.

Ellegrove Capital Ltd. ("Ellegrove") currently holds 5,598,000 shares and SDRs in Lundin Mining. Abalone Capital Ltd. ("Abalone") currently holds 1,013,250 shares and SDRs in Lundin Mining. Lorito currently holds 420,000 SDRs in Lundin Mining. Zebra currently holds 420,000 SDRs in Lundin Mining.

Ellegrove, Lorito, Abalone and Zebra are investment companies incorporated in Guernsey (Channel Islands) and in Barbados. They are wholly owned by a trust whose settlor is Mr. Adolf H. Lundin. Together, these four companies control 7,451,250 shares and SDR in Lundin Mining, representing approximately 18 .4% of the number of outstanding shares and SDRs of the company.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. The main asset of the company is the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining also owns the Galmoy zinc mine in Ireland and the Storliden zinc/copper mine in the Skellefte District of northern Sweden. The Company also holds a large copper/gold exploration project in the Norrbotten Mining District of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Karl-Axel Waplan, President & CEO: +46-705-10 42 39 or
Sophia Shane, Corporate Development: +604-689-7842